# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 04/09/2025
Filed by CIK 0002063950
Persons authorized to receive notices and communications: Ariane Gschwind, Jakota Capital AG, 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401, 305-351-9195

## Reporting persons
- JAKOTA CAPITAL AG (CIK 0002063950): type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 251,177,851; shared voting power 0; sole dispositive power 251,177,851; shared dispositive power 0; aggregate amount beneficially owned 251,177,851 (47.1% of the class)
- da Silva Oliveira Ricardo (CIK 0002066363): type of reporting person: other (OO); citizenship or place of organization: Portugal (S1); source of funds: working capital (WC); sole voting power 251,177,851; shared voting power 0; sole dispositive power 251,177,851; shared dispositive power 0; aggregate amount beneficially owned 251,177,851 (47.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: OpenLocker Holdings, Inc.
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Jakota Capital AG ("Jakota") and Ricardo da Silva Oliveira.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on the attached Exhibit 99.3 and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, with respect to each executive officer and director of the Jakota (collectively, the "Covered Persons"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The principal business address and office of the Reporting Persons and each Covered Person is Im Grafenstein 30, 8408 Winterthur, Switzerland.
Present principal occupation or employment: Jakota is an investment services and advisory firm headquartered in Zurich, Switzerland. The principal occupation of Mr. Oliveira is investment advising and private investment.
Criminal convictions in the last five years: No Reporting Person, nor any Covered Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an entity organized in Switzerland. Mr. Oliveira is a citizen of Portugal. The citizenship of each Covered Person is set forth on Exhibit 99.3 and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 251,177,851 shares of the Issuer's common stock (the "Shares"), purchased by Jakota pursuant to the transaction described further in Item 6 below, were purchased for a total of $235,570.23, which funds were obtained from the working capital of Jakota.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer.

On April 9, 2025, in connection with the closing of the transaction described in Item 6 below, Renger van den Heuvel, a representative of Jakota, was appointed as a director of the Issuer's Board of Directors.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 1-4 and 7-13 of the cover page of this Schedule 13D are incorporated herein by reference.

Mr. Oliveira owns 100% of the interest in Joro Consulting Ltd., which owns 100% of Nobias Media Sarl (Luxembourg), which owns 100% of and controls Jakota. Mr. Oliveira is therefore ultimate beneficial owner of Jakota by virtue of his 100% ownership of Joro Consulting Ltd., and as such, may be deemed the beneficial owner of the Shares. Mr. Oliveira disclaims beneficial ownership of such Shares.

The aggregate percentage of Shares reported owned by the Reporting Persons is based on information furnished by the Issuer to the Reporting Persons regarding the shares of common stock outstanding as of April 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, the Reporting Persons have not effected any transactions in the Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 9, 2025, the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement") with Jakota and four other buyers (collectively, the "Buyers"), pursuant to which the Issuer agreed to issue and sell to the Buyers a total of 426,501,851 shares of common stock (the "Shares") for a total purchase price of $400,000 (the "Transaction").

Pursuant to the Purchase Agreement, the Issuer and the Buyers agreed, following the closing of the Transaction, to undertake actions as required to reconstitute the Board of Directors of the Issuer to be comprised of persons as determined by Jakota, and to effect the resignation of the current officers and directors of the Issuer. The Purchase Agreement contains customary representations, warranties and agreements of the Issuer and Jakota, limitations, and conditions regarding sales of the common stock, indemnification rights and other obligations of the parties.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as an exhibit to this Schedule 13D, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Stock Purchase Agreement, dated April 9, 2025, by and among OpenLocker Holdings, Inc. and the Buyers set forth therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by OpenLocker Holdings, Inc. on April 15, 2025).

99.2 - Joint Filing Agreement.

99.3 - Covered Persons.

## Signatures
- JAKOTA CAPITAL AG: /s/ Ariane Gschwind, Ariane Gschwind, Director (05/05/2025)
- da Silva Oliveira Ricardo: /s/ Ricardo da Silva Oliveira, Ricardo da Silva Oliveira (05/05/2025)